UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-38245

Hexindai Inc.

(Exact name of registrant as specified in its charter)

13th Floor, Block C, Shimao

No. 92 Jianguo Road

Chaoyang District, Beijing 100020

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press Release

Exhibit 99.2	Notice of the Annual General Meeting and Proxy Statement for the Annual General Meeting

Exhibit 99.3	Proxy Card for the Annual General Meeting

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hexindai Inc.

	By:	/s/ Zhang Rui (Kerrie)
	Name:	Zhang Rui (Kerrie)
	Title:	Chief Financial Officer

Date: November 6, 2020

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